EXHIBIT 99.1

Just Energy Comments on Inaccuracies in Recent Globe and Mail Article

TORONTO, Aug. 26, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy”) announced today that the Globe and Mail article dated August 25, 2019 with respect to Just Energy contained inaccuracies, and Executive Chair, Rebecca MacDonald, would like to clarify.

Ms. MacDonald stated, “The reporter did not reach out to me or, to my knowledge, any executive at Just Energy for comment and it is incorrect that I have been seeking a restructuring. I continue to work with the Board and the Special Committee on a robust strategic review process and getting the best outcome for Just Energy’s investors, despite articles such as this that appear to simply benefit short sellers.” Rebecca MacDonald continued, “I and Just Energy value our strong relationships with key shareholders, the most significant of which has not divested of any common shares. We appreciate their continued support, as we move forward with our strategic review.”

About Just Energy Group Inc.

Just Energy (TSX:JE; NYSE:JE) is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and Terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-982-0475
michael.cummings@alpha-ir.com